Glycotex, Inc.
140 Wicks Road
North Ryde NSW 2113 Australia
January 10, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Zafar Hasan

Re:	Glycotex, Inc. Rule 477 Application for Withdrawal Registration Statement on Form S-1 (File No. 333-128212)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Glycotex, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of the Company’s Registration Statement on Form S-1 (File No. 333- 128212), together with all exhibits thereto (the “Registration Statement”).
The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of common stock units contemplated in the Registration Statement at this time. The Company has decided to first advance its development program for its product candidates. The Company confirms that no securities of the Company have been sold under the Registration Statement.
Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act. The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
If you have any questions or comments or require further information or documentation, please do not hesitate to call David Seaton, the Company’s Chief Financial Officer, 011 44 61 2 88776149 or Stephanie Gulkin Satz at Morgan, Lewis & Bockius, LLP, the Company’s outside counsel, at (212) 309-6088.

Sincerely, Glycotex, Inc.

By:	/s/ Reinhard Koenig
	Name:	Reinhard Koenig
	Title:	President and Chief Executive Officer